WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

RECD S.E.C.
SEP 29 2003
1086

VIA HAND DELIVERY

September 29, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

03032346

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: (i) Notification of Interests of Directors and Connected Persons dated September 26, 2003; and (ii) a notice of Directors' Shareholdings dated September 26, 2003.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact me at (212) 728-8000.

Very truly yours,

Hayley N. Lattman /s.u.-s.

Hayley N. Lattman

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.
The New York Stock Exchange, Inc.

dlw 9/30

1264047.4

# NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company
   Liberty International PLC

2. Name of director
   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Mr D Gordon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

   Purchase of Shares

| 7. Number of shares/amount of stock acquired | 8. Percentage of issued class | 9. Number of shares/amount of stock disposed | 10. Percentage of issued class |
|---|---|---|---|
| a) 105,000 | a) 0.034% | | |
| b) 65,000 | b) 0.021% | | |

| 11. Class of security | 12. Price per share | 13. Date of transaction | 14. Date company informed |
|---|---|---|---|
| Ordinary Shares | a) R76.91 | a) 18/09/03 | 25/09/03 |
| | b) R76.52 | b) 19/09/03 | |

15. Total holding following this notification

    36,589,808

16. Total percentage holding of issued class following this notification

    11.72 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 26/09/03

File No. 82-34722

**Liberty International PLC** ("the Company")

**Directors' Shareholdings**

Liberty International's Chairman, Mr D. Gordon informed the Company yesterday that he purchased £2,000,000 in nominal amount of 3.95% Convertible Bonds of Liberty International due 2010 (the "Convertible Bonds") that are to be issued pursuant to the offering announced by the Company on 17 September 2003 (the "Offering"). Mr D Gordon purchased his interest on the open market in two tranches:

(i) £1,000,000 of Convertible Bonds on 19 September 2003 at 97.5 % of nominal amount; and

(ii) £1,000,000 of Convertible Bonds on 22 September 2003 at 97.25% of nominal amount,

both due for settlement on 16 October 2003. The interests purchased represent 0.833% of the Convertible Bonds due to be issued pursuant to the Offering.

Susan Folger
Company Secretary
Tel: 020 7887 7073

26 September 2003